UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  0-15502
CUSIP Number:  205862402

NOTIFICATION OF LATE FILING

(Check One):
|_ | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  July 31, 2010

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Comverse Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

810 Seventh Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_|
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Comverse Technology, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010 as soon as practicable after it files (i) a comprehensive Annual Report on Form 10-K for the fiscal years ended January 31, 2009, 2008, 2007 and 2006 (the “Comprehensive Form 10-K”) and (ii) an Annual Report on Form 10-K for the fiscal year ended January 31, 2010, but will not be able to file it on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

The delay in filing the Comprehensive Form 10-K was primarily the result of (i) adjustments to the Company’s historical financial statements required to reflect the results of the completed investigations by a special committee of the Company’s Board of Directors (the “Special Committee”) and (ii) the evaluation of the Company’s application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) in connection with the recognition of revenue in accordance with The American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, “Software Revenue Recognition,” including the assessment of vendor specific objective evidence (“VSOE”) of fair value, and (iii) other items relating to completion of the Company’s consolidated financial statements, including the completion of tax provisions and the reconciliation of tax accounts noted below.  Such investigations of the Special Committee were previously disclosed in the Company’s press releases dated March 14,

2006 and November 14, 2006 and the completion of such investigations and a summary of the results thereof were disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008.  The revenue recognition evaluation, as it concerns VSOE, was previously disclosed in the Company’s press release dated November 5, 2007.

The Special Committee’s investigations related to historic improper stock option grant practices and related accounting matters, and other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the intentional inaccurate presentation of backlog.

The matters relating to the application of U.S. GAAP in connection with the recognition of revenue in accordance with SOP 97-2 arose in connection with the audit of the Company’s financial statements by the Company’s independent registered public accounting firm.  Such evaluation was not part of the investigations conducted by the Special Committee.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2010, the Company is nearing completion of its Comprehensive Form 10-K and expects to file the Comprehensive Form 10-K in September 2010.The Company is currently working towards the completion of its U.S. federal, state and foreign tax provisions for each of the fiscal years in the four year period ended January 31, 2009 and the complex reconciliation of tax accounts, the principal remaining milestones in the Company’s financial close and reporting and disclosure process. This timeline is subject to completion of such remaining milestones and the risk that additional adjustments may be identified during the finalization of the tax provisions and completion of the audit. The Company expects to file the Annual Report on Form 10-K for the fiscal year ended January 31, 2010 and the Quarterly Reports on Form 10-Q as may be required for it to become current in its periodic reporting obligations under the federal securities laws as soon as practicable after the filing of the Comprehensive Form 10-K.

This Form 12b-25 contains certain statements that constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  There are numerous risks and uncertainties that could cause actual results and the timing of events to differ materially from those anticipated by the forward-looking statements in this Form 12b-25.  Specifically, this Form 12b-25 includes a forward-looking statement regarding the Company’s expectation to file its Comprehensive Form 10-K in September 2010 and to become current in its periodic reporting obligations as soon as practicable thereafter.  There can be no assurances that such forward-looking statements will be achieved, with risks and uncertainties arising from (among other factors) the following:

•
the ineffectiveness of the Company’s disclosure controls and procedures resulting in its inability to file its periodic reports under the federal securities laws in a timely manner due to material weaknesses and significant deficiencies in internal control over financial reporting and the potential that the Company may be unable to effectively implement appropriate remedial measures in a timely manner;

•
the continuation of material weaknesses or the discovery of additional material weaknesses in the Company’s internal control over financial reporting and any delay in the implementation of remedial measures; and

•	the ability of the Company’s subsidiaries to provide it with their financial information in a timely manner.

The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Swad	(212)	739-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_| Yes |X| No

The Company has not filed its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006, January 31, 2007, January 31, 2008, January 31, 2009 and January 31, 2010 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008, July 31, 2008, October 31, 2008, April 30, 2009, July 31, 2009, October 31, 2009 and April 30, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes* |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*    Because the Company has not completed the preparation of its condensed consolidated financial statements for the fiscal quarters ended July 31, 2010 or July 31, 2009, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal quarter ended July 31, 2010 compared with the fiscal quarter ended July 31, 2009.

Comverse Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2010
COMVERSE TECHNOLOGY, INC.

	By:	/s/ Stephen M. Swad
	Name:	Stephen M. Swad
	Title:	Executive Vice President and Chief Financial Officer